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FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-31308

Full title of the plan: Tom Brown, Inc. 401(k) Retirement Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TOM BROWN, INC.
555 SEVENTEENTH STREET, SUITE 1850
DENVER, COLORADO 80202

Reference is hereby made to the Financial Statements attached hereto.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TOM BROWN, INC. 401(k) Retirement Plan
Date: June 27, 2003	By:	/s/ DANIEL G. BLANCHARD Daniel G. Blanchard Executive Vice President, Chief Financial Officer and Treasurer

TOM BROWN, INC.
401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

EIN 95-1949781

24035den

TOM BROWN, INC.
401(k) RETIREMENT PLAN

Independent Auditors' Report

The Plan Administrator
Tom Brown, Inc. 401(k) Retirement Plan:

        We have audited the accompanying statements of net assets available for benefits of the Tom Brown, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating our overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financia l statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 18, 2003

TOM BROWN, INC. 401(k)
RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value:
Cash and cash equivalents	$—	1,296
Mutual funds	9,743,377	8,808,487
Tom Brown, Inc. common stock	819,295	718,331

	10,562,672	9,528,114
Participant loans	324,186	206,493

Total investments	10,886,858	9,734,607

Receivables:
Employer contributions	96,449	95,099
Participant contributions	—	61,273

Total receivables	96,449	156,372

Net assets available for benefits	$10,983,307	9,890,979

See accompanying notes to financial statements.

TOM BROWN, INC.
401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income (loss):
Interest and dividends	$100,810	190,560
Net depreciation in fair value of investments, including realized and unrealized gains and losses	(1,600,532)	(914,959)

Total investment loss	(1,499,722)	(724,399)

Contributions:
Employer	1,400,601	851,552
Participant	1,862,982	1,454,836
Rollovers	81,795	213,375

Total contributions	3,345,378	2,519,763

Total additions	1,845,656	1,795,364
Deductions from net assets attributed to:
Benefits paid to participants	(753,328)	(871,700)

Net increase in net assets available for benefits	1,092,328	923,664
Net assets available for benefits:
Beginning of year	9,890,979	8,967,315

End of year	$10,983,307	9,890,979

See accompanying notes to financial statements.

TOM BROWN, INC.

401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)   Description of Plan

        The Tom Brown, Inc. KSOP Plan was established effective January 1, 1996, as the result of a merger of the Tom Brown, Inc. Employee Stock Ownership Plan (ESOP) and the Tom Brown, Inc. Profit Sharing 401(k) Plan. Effective January 1, 2000, the plan was amended and restated and the plan's name was changed to the Tom Brown, Inc. 401(k) Retirement Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan document, as amended and restated, for a more complete description of the Plan's provisions.

  (a)
  General

          The Plan is sponsored by Tom Brown, Inc. and adopting affiliates (collectively, the Employer). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

  (b)
  Eligibility

          Employees are eligible to participate in the Plan immediately upon employment provided the employee has attained the age of 18. The Plan specifically excludes employees governed by a collective bargaining agreement and nonresident aliens who receive no earned income within the United States.

  (c)
  Trustee and Asset Custodian

          Employees of the Employer serve as trustee and administrator of the Plan and perform certain administrative duties. Such employees do not receive compensation from the Plan. Prior to December 31, 2001, the Vanguard Group and Edward Jones served as asset custodians for the Plan. During December 2001, the Plan changed its asset custodians from Vanguard Group to Principal Financial Group and Banker's Trust Company N.A. During January 2002, the assets held at Edward Jones were transferred to Banker's Trust Company N.A. and Edward Jones no longer serves as an asset custodian of the Plan.

  (d)
  Contributions

          Prior to January 1, 2002, participants could elect to have a portion of their salaries deferred in whole percentages between 0% and 15%. Effective January 1, 2002, the Plan was amended such that participants may elect to have a portion of their salaries deferred in whole percentages between 0% and 50% and can contribute to the Plan on a pre-tax basis subject to certain limitations and up to the maximum amount allowable under the Internal Revenue Code ($11,000 in 2002 and $10,500 in 2001).

          For each Plan year the Employer may make a discretionary matching contribution to the Plan. Effective July 1, 2001, the discretionary matching contribution is equal to 100% of the participant's deferral not to exceed a maximum of 7% of the participant's annual compensation for the plan year. The Employer may also make an additional discretionary contribution to the Plan each year. There were no additional discretionary contributions for the 2002 and 2001 Plan years.

  (e)
  Participant Accounts

          Each participant's account is credited with the participant's contribution and Employer matching contribution plus an allocation of the Employer's discretionary contribution, if any, and investment earnings and losses. Investment earnings and losses are allocated based on the weighted value of each participant's account balance relative to the weighted value of all participants' account balances at each valuation date.

  (f)
  Investment Options

          Participants are permitted to direct the investment of their accounts into various mutual funds offered by the Principal Financial Group (prior to December 2001, the Vanguard Group) and common stock held by Banker's Trust Company N.A. In addition, participants who formerly had account balances under the ESOP were allowed to transfer Tom Brown, Inc. common stock or direct the investment of their prior ESOP accounts into the plan.

          Beginning December 2001, a participant may direct contributions to any of the following investment options:

    •
    Principal Stable Value Fund

    •
    Principal Bond Mortgage Separate Account

    •
    Principal Large Cap Stock Index Separate Account

    •
    Principal LifeTime Strategic Income Separate Account

    •
    Principal LifeTime 2010 Separate Account

    •
    Principal LifeTime 2020 Separate Account

    •
    Principal LifeTime 2030 Separate Account

    •
    Principal LifeTime 2040 Separate Account

    •
    Principal LifeTime 2050 Separate Account

    •
    Principal Real Estate Separate Account

    •
    Russell LifePoints Consev Strategy (D) Separate Account

    •
    Russell LifePoints Moderate Strategy (D) Separate Account

    •
    Russell LifePoints Balanced Strategy (D) Separate Account

    •
    Russell LifePoints Agg Strategy (D) Separate Account

    •
    Russell LifePoints Eqty Agg Strategy (D) Separate Account

    •
    Principal Mid-Cap Stock Index Separate Account

    •
    Principal Partners Small-Cap Value Separate Account

    •
    Principal Small-Cap Stock Index Separate Account

    •
    Principal International Small Company Separate Account

    •
    T. Rowe Price Science Technology Fund

    •
    Neuberger Berman Focus Tr Cl Fund

    •
    Vanguard Health Care Fund

    •
    Fidelity Advisor Equity Growth I Fund

    •
    Vanguard Explorer Fund

    •
    American Century Value Inv Fund

    •
    T. Rowe Price Capital Appreciation Fund

    •
    T. Rowe Price New Era Fund

    •
    Putnam International Growth A Fund

    •
    Fidelity Advisor Mid Cap I Fund

    •
    Vanguard Intermediate-Term Treasury Fund

    •
    Tom Brown, Inc. common stock

  (g)
  Vesting

          Participants are immediately vested in their contributions plus earnings thereon. Effective July 1, 2001, participants vested in their Employer contributions immediately. Prior to July 1, 2001, vesting in Employer contributions was based on the participant's years of continuous service as follows:

Years of service	Vested percentage
Less than 2	0%
2	40
3	60
4	80
5	100
  (h)
  Forfeitures

          When certain terminations of participants in the Plan occur, the nonvested portion of the participant's account represents a forfeiture. Forfeitures are used to reduce future Employer contributions. Forfeitures used to reduce Employer contributions in 2002 and 2001 were $6,901 and $0, respectively. As of December 31, 2002 and 2001, no unused forfeitures were held as Plan assets.

  (i)
  Payment of Benefits

          On termination of employment, retirement, death, or disability, participants may request to receive a lump-sum distribution equal to the vested value of their accounts. Participants may also request the distribution of their Tom Brown, Inc. common stock in cash or stock.

  (j)
  In-Service Withdrawals and Loans

          An actively employed participant may withdraw from his or her pre-tax contribution account based upon the demonstration of financial hardship. In the event of a hardship withdrawal, the participant is prohibited from making contributions to the Plan for a 6-month period. Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions.

          Participants are allowed only one loan outstanding at any time. All loans are amortized over a period not to exceed five years, except for loans to purchase or construct a primary residence which may be repaid over a longer period. Loans bear interest at a rate commensurate with local prevailing rates. The interest rate on loans outstanding range from 6.25% to 11.5% at December 31, 2002 and 2001.

(2)   Summary of Significant Accounting Policies

  (a)
  Basis of Accounting

          The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ significantly from those estimates.

  (b)
  Valuation of Investments and Income Recognition

          Investments in mutual funds and common stocks are valued at fair value based on quoted market prices. Cash and cash equivalents and participant loans are stated at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

  (c)
  Payment of Benefits

          Benefits to participants are recorded when paid.

  (d)
  Administrative Expenses

          Administrative expenses of the Plan were paid by the Employer for the 2002 and 2001 Plan years.

(3)   Investments

        The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are as follows:

	2002	2001
Mutual funds:
Principal Stable Value Fund	$1,503,672	1,028,381
Principal Large Cap Stock Index Separate Account	1,832,629	2,590,232
Neuberger Berman Focus Tr Cl Fund	*	785,499
Fidelity Advisor Equity Growth I Fund	792,456	1,231,041
T.Rowe Price Capital Appreciation Fund	601,400	*
Putnam International Growth A Fund	*	583,633
Vanguard Intermediate-Term Treasury Fund	1,032,512	*
Common stock:
Tom Brown, Inc. common stock	819,295	718,331

*
Below 5% as of the end of the year.

        The Plan investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2002	2001
Mutual funds	$(1,545,560)	(728,585)
Common stocks	(54,972)	(186,374)

	$(1,600,532)	(914,959)

(4)   Plan Termination

        Although it has not expressed any intent to do so, the Employer has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5)   Federal Income Taxes

        The Plan obtained its latest determination letter on March 19, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code).

(6)   Related Party Transactions

        Certain Plan investments represent shares of money market funds and mutual funds offered by the asset custodians of the Plan (see note 1c). As such, these qualify as party-in-interest transactions.

        The Plan also holds Tom Brown, Inc. common stock. As Tom Brown, Inc. is the Employer, these transactions also qualify as party-in-interest transactions.

(7)   Risks and Uncertainties

        The Plan provides for various investments in cash and cash equivalents, mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

TOM BROWN, INC.
401(k) RETIREMENT PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or similar party	Description of investment	Fair value
	Mutual funds:
Principal Financial Group	* Principal Stable Value Fund	$1,503,672
	* Principal Bond Mortgage Separate Account	466,630
	* Principal Large Cap Stock Index Separate Account	1,832,629
	* Principal LifeTime Strategic Income Separate Account	15,023
	* Principal LifeTime 2010 Separate Account	21,440
	* Principal LifeTime 2020 Separate Account	73,354
	* Principal LifeTime 2030 Separate Account	47,964
	* Principal LifeTime 2040 Separate Account	11,181
	* Principal LifeTime 2050 Separate Account	12,866
	* Principal Real Estate Separate Account	96,255
	* Russell LifePoints Consev Strategy (D) Separate Account	25,615
	* Russell LifePoints Moderate Strategy (D) Separate Account	67,621
	* Russell LifePoints Balanced Strategy (D) Separate Account	345,849
	* Russell LifePoints Agg Strategy (D) Separate Account	87,939
	* Russell LifePoints Eqty Agg Strategy (D) Separate Account	20,518
	* Principal Mid-Cap Stock Index Separate Account	83,318
	* Principal Partners Small-Cap Value Separate Account	74,531
	* Principal Small-Cap Stock Index Separate Account	333,041
	* Principal International Small Company Separate Account	34,168
	* T. Rowe Price Science Technology Fund	30,226
	* Neuberger Berman Focus Tr Cl Fund	522,177
	* Vanguard Health Care Fund	324,570
	* Fidelity Advisor Equity Growth I Fund	792,456
	* Vanguard Explorer Fund	139,578
	* American Century Value Inv Fund	217,010
	* T. Rowe Price Capital Appreciation Fund	601,400
	* T. Rowe Price New Era Fund	209,411
	* Putnam International Growth A Fund	473,072
	* Fidelity Advisor Mid Cap I Fund	247,351
	* Vanguard Intermediate-Term Treasury Fund	1,032,512

	Total mutual funds	9,743,377

	Common stocks:
Banker's Trust Company N.A.	* Tom Brown, Inc. common stock	819,295

	Total common stocks	819,295
	Participants loans (interest rates ranging from 6.25% to 11.5%), various maturity dates	324,186

	Total investments	$10,886,858

*
Represents a party-in-interest.

See accompanying independent auditors' report.

Exhibit Index

Exhibit Number	Document
23	Consent of KPMG LLP
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

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SIGNATURES
Table of Contents
Independent Auditors' Report
TOM BROWN, INC. 401(k) RETIREMENT PLAN Statements of Net Assets Available for Benefits December 31, 2002 and 2001
TOM BROWN, INC. 401(k) RETIREMENT PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2002 and 2001
TOM BROWN, INC. 401(k) RETIREMENT PLAN Notes to Financial Statements December 31, 2002 and 2001
TOM BROWN, INC. 401(k) RETIREMENT PLAN Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2002
Exhibit Index